BASTA HOLDINGS, CORP.

Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong

Shanghai, China, 200120

  March 1, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Sherry Haywood

Re: Basta Holdings, Corp.

        Amendment # 3 to Registration Statement on Form S-1

        Filed February 20, 2013

        File No. 333-185572

Dear Ms. Sherry Haywood:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Basta Holdings, Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 pm EST on Thursday, March 7, 2013, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Mr. Scott Doney, Esq, counsel for the Company, (702) 312-6255, facsimile (702) 944-7100, email address sdoney@caneclark.com.

Thank you for your attention to this matter.

Very truly yours,

BASTA HOLDINGS, CORP.

By:	/s/	Chunfeng Lu
	Name:	Chunfeng Lu
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)